SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August 2009

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

EXHIBITS

Exhibit Number		Page
1.1	Announcement of 2009 Interim Results, dated August 20, 2009	A-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date: August 21, 2009	By:	/s/ Wang Jianzhou
	Name:	Wang Jianzhou
	Title:	Chairman and Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA MOBILE LIMITED (Incorporated in Hong Kong with limited liability under the Companies Ordinance) (Stock Code: 941)

ANNOUNCEMENT OF 2009 INTERIM RESULTS

•	Turnover reached RMB212.9 billion, up by 8.9%	•	Profit attributable to shareholders of RMB55.3 billion, up by 1.4%

•	EBITDA of RMB109.9 billion, up by 5.8%	•	Total customer number and net additions were 493 million and 35.87 million, respectively

•	EBITDA margin of 51.6%, maintained at high level	•	Payment of an interim dividend of HK$1.346 per share. The Company’s planned dividend payout ratio for the full year of 2009 is 43%

CHAIRMAN’S STATEMENT

Dear Shareholders,

Macroeconomic slowdown, a rising mobile communications penetration rate and changes in the competitive environment of the telecommunications industry in China have posed challenges to the development of our business in the first half of 2009. However, the Group has insisted on exploring innovations and pursuing rational competition. Through effective refined management, the joint efforts of all our employees and by fully leveraging our foundation of longstanding advantages, the Group continued to create new competitive edges, overcame a variety of challenges, and promoted the development and operation of our 3G network. As a result, the Group’s overall business development remained stable and profitability was favorable.

CHAIRMAN’S STATEMENT (CONT’D)

Financial Results

The Group’s operating revenue continued to grow steadily, reaching RMB212,913 million for the six months ended 30 June 2009, representing an increase of 8.9 per cent. over the same period of last year. Profitability remained favorable, and profit attributable to shareholders reached RMB55,329 million — an increase of 1.4 per cent. over the same period of last year. Margin of profit attributable to shareholders reached a relatively high level of 26.0 per cent.. EBITDA reached RMB109,938 million, representing an increase of 5.8 per cent. over the same period of last year. Basic earnings per share reached RMB2.76, an increase of 1.3 per cent. over the same period of last year.

We believe the Group’s solid capital structure and financial strength will provide a solid foundation for sustainable future development.

Business Developments

In the first half of 2009, the Group enjoyed continued growth in its customer base, value-added business and voice usage volume, which were the driving forces of the steady growth in operating revenue. In the first half of the year, the net addition of new customers was 35.87 million, taking total customer number to 493 million. In June 2009, customers who used 3G network services reached 959 thousand. Our value-added business grew rapidly, continuing to increase its contribution to total revenue, accounting for 28.1 per cent. of the total revenue. For the six months ended 30 June 2009, the Group’s total voice usage volume reached 1,387.047 billion minutes and the average minutes of usage per user per month (MOU) was 490 minutes. Average revenue per user per month (ARPU) was RMB75.

We attach great importance to the development of the rural market and have implemented a standard integrated marketing program to increase resource utilization, lower the subscription threshold and reduce operational costs. By upgrading and enhancing our rural information platform, we continued to expand the business content of our “Agricultural Information Service”. We also supported the Government’s rural economy development strategy and actively participated in the Household Appliance Purchase Subsidy Program. We promoted the “Link-up Two Cities” roaming package to effectively expand the rural and migrant worker market. Our growing influence in the rural market helped to consolidate our competitive advantage. The rural market continued to contribute significantly to the expanding of our customer base and revenue growth.

CHAIRMAN’S STATEMENT (CONT’D)

Our value-added business enjoyed rapid growth and the value-added business revenue has grown 13.7 per cent. over the same period of last year, bringing a significant contribution to total revenue growth. Well-established businesses such as SMS, Color Ring, MMS, WAP and Mobile Paper sustained growth, while the numbers of Wireless Music Club members, Fetion instant messaging service and 12580 integrated information service customers grew to a significant scale. The 139 Mailbox and Mobile Gaming businesses also showed rapid growth. We also continued to develop and optimize our Mobile Video and Mobile e-Commerce products, enriching our quality value-added products supply. The Group also developed Mobile Market, a new mobile platform that can offer a wide variety of mobile applications. It was introduced to the industry on 17 August 2009.

The Group has also proactively explored the corporate customer market. In the first half of 2009, we continued to position ourselves as “Mobile Information Expert”, leveraged our competitive advantages and vigorously promoted corporate informatization and industry-specific application solutions. We launched the Intensive Development Project for SMEs and made initial progress in exploring M2M business in the power and financial industries. At the same time, the Group has constantly enhanced service quality to fulfill the needs of customers and strengthened customer relations. As at 30 June 2009, our corporate customer had reached 2.49 million accounts, and individual customers under corporate customer accounts represented 33.8 per cent. of our total customer base.

With our prominent advantages in scale and solid market leading position, the Group is the world’s No. 1 mobile telecommunications operator in terms of customer base. In the first half of 2009, our network capability was further enhanced. We maintained our world-class network quality and continued to expand our international roaming services coverage. Our number of base stations exceeded 410 thousand, with a population coverage rate of 98 per cent., while the base station optic fiber access rate grew to 91 per cent.. The Group has almost completed the upgrading of its core network into a fully IP-based core network, laying a solid foundation for a full-service network that is geared to the future needs and capable of providing integrated businesses.

Directed by the needs of our customers, we enhanced our full-service network resources and full- service operational capabilities. We will focus on effectiveness and optimize our existing resource allocation and achieve synergy with our parent company. We will provide access network to the government and enterprise customers who have such needs, to deliver flexible and convenient broadband access. To implement a distinctive, clearly differentiated full-service strategy, we will adopt a “TD+WLAN” approach to maintain the Group’s leading position in the wireless broadband market. These efforts will, in turn, help to solidify our position in the individual customer market, promote digitalization for families, and enhance our ability to deliver integrated information services to corporate customers.

CHAIRMAN’S STATEMENT (CONT’D)

3G Development

In line with the network capacity lease agreement and co-operative arrangements between us and our parent company, we joined hands to build and operate a 3G network swiftly and effectively in the first half of 2009. The second phase of 3G network construction, including the complete integration of the first and second phases of core network, was completed on schedule, enabling the roll-out of a 3G network covering 38 cities. We have also innovatively resolved major technical problems that affected network quality, and significantly improved network quality.

In the first half of 2009, we launched the first ever 3G logo in China and introduced the concept of “G3 leads to a 3G life”. The Group made good use of its 2G network and its advantages of scale and adopted a 2G/3G network integration strategy. Integration of the two networks enables customers to enjoy 3G services without changing their SIM card or mobile number or requiring re-registration, which significantly lowers the subscription threshold, and favors the promotion of 3G business among individuals, families and corporate customers. Furthermore, by leveraging the bandwidth advantage of 3G network, we have brought customers a brand new mobile online experience, laying the groundwork for them to form new user habits.

In the first half of 2009, our parent company took the innovative step of establishing a TD-SCDMA (“TD”) Terminal R&D Incentive Fund. The fund is intended to stimulate research and development of TD terminals, aiming at richer design concepts and performance enhancements. We have set up a related terminal library classification management system. We will continue to form broad partnerships within the industry chain and push ahead the development and maturity of the TD industry with the Government’s support for homegrown innovations, and fully exploit the 3G market.

Acquisition

The Company signed a share subscription agreement and a strategic co-operation agreement with Far EasTone Telecommunications Co., Ltd. (“Far EasTone”) on 29 April 2009, to acquire 444,341,020 new shares through a private placement, representing 12 per cent. of its enlarged issued share capital. Upon completion of the transaction, both parties would co-operate closely in a number of areas including procurement, roaming services, value-added services, and network and technology advancement. The internal approval procedures for the proposed transaction have been completed, and the Company and Far EasTone are now actively preparing the application for approvals from the relevant regulatory authorities.

CHAIRMAN’S STATEMENT (CONT’D)

Awards and Recognition

In the first half of 2009, our achievements continued to be widely recognized. The Company was included in the Financial Times’ “FT Global 500” again this year, maintaining its 5th place ranking. The Company rose from 78th to 55th place in Forbes magazine’s Global 2000 list. We made the BusinessWeek global “Info Tech 100” list for the eighth year in a row, taking the 23rd place. The China Mobile brand was included in the Millward Brown and Financial Times’ “BRANDZTM Top 100 Most Powerful Brands” for the fourth consecutive year and currently ranks 7th, with the brand value increasing to US$61.283 billion. In the same period, Standard & Poor’s and Moody’s kept our ratings at A+/Outlook Stable and A1/Outlook Stable respectively, which are the same as the China sovereign credit rating.

Dividends

The Company determines and commits to hold in the highest regard the interests of its shareholders and the returns achieved for them, especially the minority shareholders. In view of the Company’s favorable operating results for the first half of 2009 and having taken into consideration its long-term future development, based on the dividend payout plan for the full year of 2009, the Board recommended payment of an interim dividend of HK$1.346 per share for the six months ended 30 June 2009.

The Board is of the view that the Company’s favorable operating results and strong cash flow generating capability will continue to support the sustainable future development of the Company, while providing shareholders with a favorable cash return.

Looking to the Future

The impact of the global financial crisis on China’s economy, changes in the competitive environment of the telecommunications industry and the continuing increase of the mobile communications penetration rate are key factors that affect the future development of the Group. At the same time, economic development is driving a tremendous demand for information services. China’s economy is stabilizing and continues to grow. This, together with the Chinese Government’s implementation of a series of measures to counter the impact of the global financial crisis and its efforts in maintaining economic recovery and achieving a stable and relatively rapid growth in the national economy, create development opportunities for us.

Facing this new business environment, we will continue to uphold our Blue Ocean Strategy and insist on rational competition. We will maintain our robust market leading position without compromising the value of the telecommunications industry as a whole.

CHAIRMAN’S STATEMENT (CONT’D)

Based on our strong foundation and integrated capabilities, we will extend our existing advantages in the mobile communications market to fulfill the needs of our customers, maintain sound business development and achieve sustained financial growth. We will actively develop the 3G business and promote mobile broadband services to individuals, families and corporate customers, aiming to meet the demand of, and create value for, our customers. In the 3G era, we will make good use of our network advantage and synergy to implement the effectiveness-driven, distinctive, differentiated full-service strategy. At the same time, we will capitalize on the Group’s overall influence to proactively develop and promote the LTE network evolution. In addition, the Company will actively search for quality overseas telecommunications assets as investment opportunities and as a way to explore international development.

Our focus remains unchanged — to sustain our international leading position in the telecommunications industry and maintain a solid, long-term business foundation with the goal of creating value for our shareholders.

Wang Jianzhou
Chairman and Chief Executive Officer

Hong Kong, 20 August 2009

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the six months ended 30 June 2009

(Expressed in Renminbi)

		Six months ended 30 June
		2009	2008
	Note	RMB million	RMB million
			(restated)

Operating revenue (Turnover)	4
Usage fees		134,929	123,727
Monthly fees		8,379	9,798
Value-added services fees		59,891	52,692
Other operating revenue		9,714	9,243

		212,913	195,460

Operating expenses
Leased lines		1,409	1,270
Interconnection		10,751	11,402
Depreciation		38,892	33,313
Personnel		10,126	9,400
Other operating expenses		81,632	70,585

		142,810	125,970

Profit from operations		70,103	69,490
Other net income		920	1,050
Non-operating net income		267	163
Interest income		3,153	2,802
Finance costs		(597)	(927)
Share of loss of jointly controlled entity		(1)	—

Profit before taxation	5	73,845	72,578
Taxation	6	(18,388)	(17,961)

PROFIT FOR THE PERIOD		55,457	54,617

Other comprehensive income for the period:
Exchange differences on translation of financial statements of overseas entities		(6)	(442)

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD		55,451	54,175

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (CONT’D)

for the six months ended 30 June 2009

(Expressed in Renminbi)

			Six months ended 30 June
			2009		2008
	Note		RMB million		RMB million
					(restated)

Profit attributable to:

Equity shareholders of the Company				55,329		54,546

Minority interests				128		71

PROFIT FOR THE PERIOD				55,457		54,617

Total comprehensive income attributable to:

Equity shareholders of the Company				55,323		54,104

Minority interests				128		71

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD				55,451		54,175

Earnings per share — Basic	8	(a)	RMB	2.76	RMB	2.72

Earnings per share — Diluted	8	(b)	RMB	2.72	RMB	2.68

Dividend per share — Ordinary	7	(a)	HK$	1.346	HK$	1.339

EBITDA (RMB million)[1]				109,938		103,955

[1]

The Company defines EBITDA as profit for the period before taxation, share of loss of jointly controlled entity, finance costs, interest income, non-operating net income, depreciation and amortization of other intangible assets.

UNAUDITED CONSOLIDATED BALANCE SHEET

as at 30 June 2009

(Expressed in Renminbi)

		As at 30 June 2009	As at 31 December 2008
	Note	RMB million	RMB million
			(restated)

Non-current assets
Property, plant and equipment	9	321,094	327,783
Construction in progress	9	64,651	35,482
Land lease prepayments		10,377	10,102
Goodwill		36,894	36,894
Other intangible assets		735	298
Interest in associates		—	—
Interest in jointly controlled entity		13	7
Deferred tax assets		10,391	7,614
Other financial assets		77	77

		444,232	418,257

Current assets
Inventories		3,617	3,494
Accounts receivable	10	6,632	6,913
Other receivables	11	4,789	3,715
Prepayments and other current assets	11	8,619	7,641
Amount due from ultimate holding company	12	60	109
Tax recoverable		—	39
Deposits with banks		165,308	130,833
Cash and cash equivalents	13	90,732	87,426

		279,757	240,170

Current liabilities
Accounts payable	14	92,319	79,606
Bills payable		1,044	2,111
Deferred revenue		43,725	32,930
Accrued expenses and other payables		70,360	57,437
Amount due to ultimate holding company	12	—	6
Amount due to immediate holding company		117	118
Obligations under finance leases		68	68
Current taxation		10,753	11,283

		218,386	183,559

Net current assets		61,371	56,611

Total assets less current liabilities carried forward		505,603	474,868

UNAUDITED CONSOLIDATED BALANCE SHEET (CONT’D)

as at 30 June 2009

(Expressed in Renminbi)

		As at 30 June 2009	As at 31 December 2008
	Note	RMB million	RMB million
			(restated)

Total assets less current liabilities brought forward		505,603	474,868

Non-current liabilities

Interest-bearing borrowings	15	(33,532)	(33,553)

Deferred revenue, excluding current portion		(658)	(584)

Deferred tax liabilities		(70)	(80)

		(34,260)	(34,217)

NET ASSETS		471,343	440,651

CAPITAL AND RESERVES

Share capital	16	2,139	2,138

Reserves		468,447	437,884

Total equity attributable to equity shareholders of the Company		470,586	440,022

Minority interests		757	629

TOTAL EQUITY		471,343	440,651

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the six months ended 30 June 2009

(Expressed in Renminbi)

	Attributable to equity shareholders of the Company
	Share capital	Share premium	Capital reserve	General reserve	Exchange reserve	PRC statutory reserves	Retained profits	Total	Minority interests	Total equity
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

As at 1 January 2008 (previously reported)	2,136	385,743	(292,156)	72	(688)	84,840	193,804	373,751	488	374,239
— prior period adjustment arising from changes in accounting policies under IFRIC/HK(IFRIC) Interpretation 13 (note 2)	—	—	—	—	—	(418)	(1,672)	(2,090)	—	(2,090)

As at 1 January 2008 (restated)	2,136	385,743	(292,156)	72	(688)	84,422	192,132	371,661	488	372,149

Changes in equity for the six months ended 30 June 2008:
Shares issued under share option scheme	1	284	(16)	—	—	—	—	269	—	269
Dividends approved in respect of the previous year (note 7(b))	—	—	—	—	—	—	(21,028)	(21,028)	—	(21,028)
Equity settled share-based transactions	—	—	132	—	—	—	—	132	—	132
Total comprehensive income for the period (restated)	—	—	—	—	(442)	—	54,546	54,104	71	54,175

As at 30 June 2008 (restated)	2,137	386,027	(292,040)	72	(1,130)	84,422	225,650	405,138	559	405,697

As at 1 January 2009 (unadjusted)	2,138	386,237	(291,965)	72	(1,081)	107,292	239,585	442,278	629	442,907
— prior period adjustment arising from changes in accounting policies under IFRIC/HK(IFRIC) Interpretation 13 (note 2)	—	—	—	—	—	(451)	(1,805)	(2,256)	—	(2,256)

As at 1 January 2009 (adjusted)	2,138	386,237	(291,965)	72	(1,081)	106,841	237,780	440,022	629	440,651

Changes in equity for the six months ended 30 June 2009:
Shares issued under share option scheme	1	66	(3)	—	—	—	—	64	—	64
Dividends approved in respect of the previous year (note 7(b))	—	—	—	—	—	—	(24,823)	(24,823)	—	(24,823)
Total comprehensive income for the period	—	—	—	—	(6)	—	55,329	55,323	128	55,451

As at 30 June 2009	2,139	386,303	(291,968)	72	(1,087)	106,841	268,286	470,586	757	471,343

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT

for the six months ended 30 June 2009

(Expressed in Renminbi)

	Six months ended 30 June
	2009	2008
	RMB million	RMB million

Net cash from operating activities	111,282	99,592

Net cash used in investing activities	(83,192)	(66,947)

Net cash used in financing activities	(24,781)	(21,638)

Net increase in cash and cash equivalents	3,309	11,007

Cash and cash equivalents as at 1 January	87,426	78,859

Effect of changes in foreign exchange rate	(3)	(422)

Cash and cash equivalents as at 30 June	90,732	89,444

Analysis of the balances of cash and cash equivalents

Deposits with banks maturing within three months when placed	7,933	5,516

Cash and bank balances	82,799	83,928

	90,732	89,444

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT

(Expressed in Renminbi)

1.	BASIS OF PREPARATION

The interim financial report of China Mobile Limited (the “Company”) and its subsidiaries (together referred to as the “Group”) has been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”), including compliance with International Accounting Standard (“IAS”) 34, “Interim financial reporting”, issued by the International Accounting Standards Board (“IASB”) and Hong Kong Accounting Standard (“HKAS”) 34, “Interim financial reporting”, issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”). It was authorized for issuance on 20 August 2009.

The interim financial report has been prepared in accordance with the same accounting policies adopted in the 2008 annual financial statements, except for the accounting policy changes that are expected to be reflected in the 2009 annual financial statements. Details of these changes in accounting policies are set out in note 2.

The preparation of an interim financial report in conformity with IAS/HKAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year-to-date basis. Actual results may differ from these estimates.

The interim financial report contains condensed consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the 2008 annual financial statements. The condensed consolidated interim financial statements and notes thereon do not include all of the information required for a full set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRSs”) or Hong Kong Financial Reporting Standards (“HKFRSs”).

The interim financial report is unaudited, but has been reviewed by the Company’s Audit Committee. The interim financial report has also been reviewed by the Company’s auditors, KPMG, in accordance with Hong Kong Standard on Review Engagements 2410, Review of interim financial information performed by the independent auditor of the entity, issued by the HKICPA. KPMG’s unmodified independent review report to the board of directors is included in the interim report to be sent to shareholders.

The financial information relating to the financial year ended 31 December 2008 that is included in the interim financial report as being previously reported information does not constitute the Company’s statutory financial statements for that financial year but is derived from those financial statements. Statutory financial statements for the year ended 31 December 2008 are available from the Company’s registered office. The auditors have expressed an unqualified opinion on those statutory financial statements in their report dated 19 March 2009.

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (CONT’D)

(Expressed in Renminbi)

2.	SIGNIFICANT ACCOUNTING POLICIES

The IASB has issued a number of new or revised IFRSs, which term collectively includes IASs and Interpretations, that are first effective or available for early adoption for accounting periods beginning on or after 1 January 2009. The equivalent new or revised HKFRSs, which term collectively includes HKASs and Interpretations, consequently issued by HKICPA as a result of these developments have the same effective date as those issued by the IASB and are in all material respects identical to the pronouncements issued by the IASB.

Of these, the following developments are relevant to the Group’s financial statements:

•	IAS/HKAS 1 (revised 2007), Presentation of financial statements

•	IFRIC/HK(IFRIC) Interpretation 13, Customer loyalty programmes

•	Amendments to IFRS/HKFRS 7, Financial instruments: Disclosure — improving disclosures about financial instruments

•	IFRS/HKFRS 8, Operating segments

•	Amendments to IAS/HKAS 27, Consolidated and separate financial statements — cost of an investment in a subsidiary, jointly controlled entity or associate

•	IAS/HKAS 23 (revised 2007), Borrowing costs

•	Amendments to IFRS/HKFRS 2, Share-based payment — vesting conditions and cancellations

•	Improvements to IFRSs/HKFRSs (2008)

The amendments to IFRS/HKFRS 7, IFRS/HKFRS 8, IAS/HKAS 27, IAS/HKAS 23, IFRS/HKFRS 2 and improvements to IFRSs/HKFRSs (2008) have had no material impact on the Group’s financial statements. The impact of the remainder of these developments on the interim financial report is as follows:

(i)	IAS/HKAS 1 (revised 2007), Presentation of financial statements

As a result of the adoption of IAS/HKAS 1 (revised 2007), details of changes in equity during the period arising from transactions with equity shareholders in their capacity as such have been presented separately from all other income and expenses in a revised unaudited consolidated statement of changes in equity. All other items of income and expense are presented in the unaudited consolidated statement of comprehensive income. The new format for the unaudited consolidated statement of comprehensive income and the unaudited consolidated statement of changes in equity has been adopted in this interim financial report and corresponding amounts have been restated to conform to new presentation. This change in presentation has no effect on reported profit or loss, total income and expense or net assets for any period presented.

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (CONT’D)

(Expressed in Renminbi)

2.	SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

(ii)	IFRIC/HK(IFRIC) Interpretation 13, Customer loyalty programmes

The Group launches a customer point reward program (Reward Program) to its subscribers, which provides subscribers the option of electing to receive free telecommunications services or other gifts. The level of bonus points earned by subscribers under the Reward Program varies depending on the subscribers’ services consumption, years in services and payment history.

In prior years, the Group accounted for the obligation to provide free or discounted services or goods offered to the customers under the Reward Program using the incremental costs method. The estimated incremental cost to provide free or discounted services or goods was recognized as expenses and accrued as a current liability when customers were entitled to bonus points. When customers redeemed awards or their entitlements expired, the incremental cost liability was reduced accordingly to reflect the outstanding obligations.

With effective from 1 January 2009, as a result of adoption of IFRIC/HK(IFRIC) Interpretation 13, the point reward is accounted for as a separately identifiable component of the sales transactions in which the points are granted. The consideration received in relation to the sales transactions is allocated to points reward by reference to the estimated fair value of the points as revenue and is deferred until such reward is redeemed by the customers or the points are expired.

The new accounting policy has been adopted retrospectively and the comparative amounts have been restated. The effect on the Group’s unaudited consolidated statement of comprehensive income for the six months ended 30 June 2008 is a decrease in operating revenue, other operating expenses, taxation and profit for the period of RMB1,000,000,000, RMB594,000,000, RMB103,000,000 and RMB303,000,000, respectively. The effect on the basic earnings per share and diluted earnings per share for the six months ended 30 June 2008 is a decrease of RMB0.02 and RMB0.01, respectively.

The effect on the consolidated balance sheet as at 31 December 2008 is an increase in deferred tax assets, an increase in deferred revenue, a decrease of accrued expenses and other payables and a decrease in total equity of RMB730,000,000, RMB6,841,000,000, RMB3,855,000,000 and RMB2,256,000,000, respectively.

The estimated effect on the Group’s revenue and profit for the period for the six months ended 30 June 2009 and net assets as at 30 June 2009 is an increase of RMB399,000,000, RMB206,000,000 and RMB2,462,000,000, respectively, had the previous policy still been applied in the current period.

The IFRSs and HKFRSs that will be effective or are available for voluntary early adoption in the annual financial statements for the year ending 31 December 2009 may be affected by the issuance of additional interpretations or other changes announced by the IASB and HKICPA subsequent to the date of issuance of the interim financial report. Therefore the policies that will be applied in the Group’s financial statements for the year ending 31 December 2009 cannot be determined with certainty at the date of issuance of the interim financial report.

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (CONT’D)

(Expressed in Renminbi)

3.	SEGMENT REPORTING

An operating segment is a component of the Group that engages in business activities from which the Group may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Group’s chief operating decision makers in order to allocate resource and assess performance of the segment. For the periods presented, chief operating decision makers have determined that the Group has no operating segments as the Group is only engaged in mobile telecommunication and related business which is the basis to allocate resources and assess performance. No Group’s geographical information has been disclosed as the majority of the Group’s operating activities are carried out in Mainland China. The Group’s assets located and operating revenues derived from activities outside the Mainland China are less than 10 per cent. of the Group’s assets and operating revenues, respectively.

4.	OPERATING REVENUE (TURNOVER)

Turnover represents usage fees, monthly fees, value-added services fees and other operating revenue derived from the Group’s mobile telecommunications networks, net of PRC business tax. Business tax is charged at approximately 3 per cent. of the corresponding revenue generated from the services rendered in the Mainland China. No business tax is charged on the revenue generated from the Group’s mobile telecommunications and related services in Hong Kong.

Value-added services fees are mainly derived from voice value-added services, short message services (“SMS”) and non-SMS data services.

Other operating revenue mainly represents interconnection revenue.

5.	PROFIT BEFORE TAXATION

Profit before taxation is arrived at after charging:

	Six months ended 30 June
	2009	2008
	RMB million	RMB million

Impairment loss for doubtful accounts	2,475	2,411
Amortization of other intangible assets	23	102
Operating lease charges
— land and buildings	3,162	2,727
— leased lines	1,409	1,270
— others	1,258	1,154
Contributions to defined contribution retirement plans	945	811

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (CONT’D)

(Expressed in Renminbi)

6.	TAXATION

	Six months ended 30 June
	2009	2008
	RMB million	RMB million
		(restated)
Current tax

Provision for Hong Kong profits tax on the estimated assessable profits for the period	49	47

Provision for PRC enterprise income tax on the estimated taxable profits for the period	21,126	20,919

Over-provision in respect of PRC enterprise income tax for prior period	—	(7)

	21,175	20,959

Deferred tax

Origination and reversal of temporary differences	(2,787)	(2,998)

	18,388	17,961

(i)	The provision for Hong Kong profits tax is calculated at 16.5 per cent. (2008: 16.5 per cent.) of the assessable profits for the six months ended 30 June 2009.

(ii)	The provision for the PRC enterprise income tax is based on a statutory rate of 25 per cent. of the taxable profits determined in accordance with the relevant income tax rules and regulations of the PRC for the six months ended 30 June 2009, except for certain subsidiaries of the Company or certain operations of the subsidiaries located within special economic zones in the PRC, which were previously taxed at preferential rate of 15 per cent. in 2007, for which the applicable preferential tax rate was 18 per cent. and 20 per cent. respectively for 2008 and 2009 and will be increased to 22 per cent., 24 per cent. and 25 per cent. for the years ending 31 December 2010, 2011 and 2012, respectively. Deferred tax of the Group is recognized based on tax rates that are expected to apply to the period when the asset is realized or the liability is settled.

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (CONT’D)

(Expressed in Renminbi)

7.	DIVIDENDS

(a)	Dividends attributable to the period

	Six months ended 30 June
	2009	2008
	RMB million	RMB million

Ordinary interim dividend declared after the balance sheet date of HK$1.346 (equivalent to approximately RMB1.187) (2008: HK$1.339 (equivalent to approximately RMB1.177)) per share	23,802	23,600

The ordinary interim dividend which is declared in Hong Kong dollar is translated into RMB at the rate K$1 = RMB0.88153, being the rate announced by the State Administration of Foreign Exchange in the PRC on 30 June 2009. As the ordinary interim dividend is declared after the balance sheet date, such dividend is not recognized as liability as at 30 June 2009.

(b)	Dividends attributable to the previous financial year, approved and paid during the period

	Six months ended 30 June
	2009	2008
	RMB million	RMB million

Ordinary final dividend in respect of the previous financial year, approved and paid during the period, of HK$1.404 (equivalent to approximately RMB1.238) (2008: HK$1.160 (equivalent to approximately RMB1.086)) per share	24,823	20,742

No special final dividend was approved or paid during the period (2008: HK$0.016 (equivalent to approximately RMB0.015) per share)	—	286

	24,823	21,028

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (CONT’D)

(Expressed in Renminbi)

8.	EARNINGS PER SHARE

(a)	Basic earnings per share

The calculation of basic earnings per share for the six months ended 30 June 2009 is based on the profit attributable to equity shareholders of the Company of RMB55,329,000,000 (for the six months ended 30 June 2008: RMB54,546,000,000 (restated)) and the weighted average number of 20,055,637,809 shares (for the six months ended 30 June 2008: 20,037,857,197 shares) in issue during the six months ended 30 June 2009.

(b)	Diluted earnings per share

The calculation of diluted earnings per share for the six months ended 30 June 2009 is based on the profit attributable to equity shareholders of the Company of RMB55,329,000,000 (for the six months ended 30 June 2008: RMB54,546,000,000 (restated)), and the weighted average number of 20,306,110,649 shares (for the six months ended 30 June 2008: 20,375,759,036 shares), calculated as follows:

Weighted average number of shares (diluted)

	Six months ended 30 June
	2009	2008
	Number of shares	Number of shares

Weighted average number of shares	20,055,637,809	20,037,857,197

Effect of deemed issue of ordinary shares under the Company’s share option scheme for nil consideration	250,472,840	337,901,839

Weighted average number of shares (diluted)	20,306,110,649	20,375,759,036

9.	PROPERTY, PLANT AND EQUIPMENT AND CONSTRUCTION IN PROGRESS

(a)	Acquisition of property, plant and equipment and construction in progress

During the six months ended 30 June 2009, the Group acquired items of property, plant and equipment and construction in progress with a cost of RMB62,047,000,000 (for the six months ended 30 June 2008: RMB63,873,000,000).

(b)	Disposal/write off of property, plant and equipment

Property, plant and equipment with a net book value of RMB10,000,000 were disposed of during the six months ended 30 June 2009 (for the six months ended 30 June 2008: RMB13,000,000), resulting in a loss on disposal of RMB70,000 (for the six months ended 30 June 2008: gain on disposal of RMB7,000,000).

Property, plant and equipment with a net book value of RMB665,000,000 were written off during the six months ended 30 June 2009 (for the six months ended 30 June 2008: RMB1,270,000,000).

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (CONT’D)

(Expressed in Renminbi)

10.	ACCOUNTS RECEIVABLE

Ageing analysis of accounts receivable, net of impairment loss for doubtful accounts is as follows:

	As at 30 June 2009	As at 31 December 2008
	RMB million	RMB million

Within 30 days	4,355	4,713
31–60 days	1,174	1,212
61–90 days	842	769
Over 90 days	261	219

	6,632	6,913

Accounts receivable primarily comprise receivables from subscribers. Accounts receivable from subscribers are due for payment within one month from date of billing. Subscribers with balances that are overdue or exceed credit limits are required to settle all outstanding balances before any further phone calls can be made.

Accounts receivable are expected to be recovered within one year.

11.	OTHER RECEIVABLES, PREPAYMENTS AND OTHER CURRENT ASSETS

Other receivables are expected to be recovered within one year, which primarily comprise interest receivable from banks, utilities deposits and rental deposits.

Prepayments and other current assets include primarily construction prepayment and rental prepayment.

12.	AMOUNTS DUE FROM/TO ULTIMATE HOLDING COMPANY

Amounts due from/to ultimate holding company are unsecured, non-interest bearing, repayable on demand and arose in the ordinary course of business.

13.	CASH AND CASH EQUIVALENTS

	As at 30 June 2009	As at 31 December 2008
	RMB million	RMB million

Deposits with banks within three months of maturity	7,933	2,992
Cash at bank and in hand	82,799	84,434

	90,732	87,426

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (CONT’D)

(Expressed in Renminbi)

14.	ACCOUNTS PAYABLE

Accounts payable primarily include payables for network expansion projects expenditure, maintenance and interconnection expenses.

The ageing analysis of accounts payable as at 30 June 2009 is as follows:

	As at 30 June 2009	As at 31 December 2008
	RMB million	RMB million

Amounts payable in the next:

1 month or on demand	71,984	57,483
2–3 months	5,231	5,566
4–6 months	6,696	7,098
7–9 months	6,207	5,134
10–12 months	2,201	4,325

	92,319	79,606

15.	INTEREST-BEARING BORROWINGS

			As at 30 June 2009	As at 31 December 2008
	Note		RMB million	RMB million
Bonds	(i	)	9,899	9,920
Deferred consideration payable	(ii	)	23,633	23,633

			33,532	33,553

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (CONT’D)

(Expressed in Renminbi)

15.	INTEREST-BEARING BORROWINGS (CONT’D)

All of the above interest-bearing borrowings are unsecured and are not expected to be settled within one year.

(i)	As at 30 June 2009, the bonds represent the balance of ten-year guaranteed bonds (“Ten-year Bonds”) and fifteen-year guaranteed bonds (“Fifteen-year Bonds”), with a principal amount of RMB5,000,000,000 and RMB5,000,000,000 respectively, at an issue price equal to the face value of the bonds.

The Ten-year Bonds bear interest at a floating rate, adjusted annually from the first day of each interest payable year and payable annually. The bonds, redeemable at 100 per cent. of the principal amount, will mature on 18 June 2011 and the interest will be accrued up to 17 June 2011.

The Fifteen-year Bonds bear interest at the rate of 4.5 per cent. per annum and payable annually. The bonds, redeemable at 100 per cent. of the principal amount, will mature on 28 October 2017 and the interest will be accrued up to 27 October 2017.

The Company has issued a joint and irrevocable guarantee (the “Guarantee”) for the performance of the bonds. China Mobile Communications Corporation (“CMCC”), the ultimate holding company, has also issued a further guarantee in relation to the performance by the Company of its obligations under the Guarantee.

(ii)	As at 30 June 2009, the deferred consideration payable represents the balance of the deferred consideration of RMB9,976,000,000 and RMB13,657,000,000 payable to immediate holding company in respect of the acquisitions of subsidiaries in 2002 and 2004 respectively.

The deferred consideration payable is unsecured and bears interest at the rate of two-year US dollar LIBOR swap rate per annum (for the six month ended 30 June 2009: 3.238 per cent. to 3.331 per cent. per annum; for the six month ended 30 June 2008: 5.408 per cent. to 5.418 per cent. per annum). The balances are subordinated to other senior debts owed by the Company from time to time. The Company may make early payment of all or part of the balances at any time before the repayment date without penalty. The balances in respect of the acquisitions of subsidiaries in 2002 and 2004 are due on 1 July 2017 and 2019 respectively.

16.	SHARE CAPITAL

Issued and fully paid:

	Number of shares		Equivalent
		HK$ million	RMB million

As at 1 January 2009	20,054,379,231	2,005	2,138
Shares issued under share option scheme	3,102,315	1	1

As at 30 June 2009	20,057,481,546	2,006	2,139

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (CONT’D)

(Expressed in Renminbi)

16.	SHARE CAPITAL (CONT’D)

As at 30 June 2009, the outstanding options were as follows:

	Number of instruments	Vesting conditions	Contractual life of options

Options granted to directors

— on 3 July 2002	7,000	50% two years from the date of grant, 50% five years from the date of grant	10 years

— on 28 October 2004	744,175	40% one year from the date of grant, 30% two years from the date of grant, 30% three years from the date of grant	10 years

— on 21 December 2004	475,000	40% one year from the date of grant, 30% two years from the date of grant, 30% three years from the date of grant	10 years

— on 8 November 2005	5,685,500	40% one year from the date of grant, 30% two years from the date of grant, 30% three years from the date of grant	10 years

Options granted to other employees

— on 3 July 2002	36,321,574	50% two years from the date of grant, 50% five years from the date of grant	10 years

— on 28 October 2004	120,078,159	40% one year from the date of grant, 30% two years from the date of grant, 30% three years from the date of grant	10 years

— on 8 November 2005	267,635,765	40% one year from the date of grant, 30% two years from the date of grant, 30% three years from the date of grant	10 years

Total share options	430,947,173

No share options were granted to the directors of the Company and employees of the Group or lapsed during the six months ended 30 June 2009 and 2008.

During the six months ended 30 June 2009, the directors of the Company and the employees of the Group exercised options to subscribe for 18,000 and 3,084,315 ordinary shares of the Company, respectively.

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (CONT’D)

(Expressed in Renminbi)

16.	SHARE CAPITAL (CONT’D)

Details of share options exercised during the period

Grant date	Exercise price		Weighted average closing price per share of the share options exercised		Proceeds received		Number of shares involved in the options

3 July 2002	HK$	22.85	HK$	77.29	HK$	61,364,361	2,685,530
28 October 2004	HK$	22.75	HK$	77.34	HK$	7,443,345	327,180
8 November 2005	HK$	34.87	HK$	76.64	HK$	3,124,526	89,605

							3,102,315

17.	RELATED PARTY TRANSACTIONS

(a)	Transactions with CMCC Group

The following is a summary of principal related party transactions entered into by the Group with CMCC and its subsidiaries, excluding the Group, (the “CMCC Group”), for the six months ended 30 June 2009 and 2008.

			Six months ended 30 June
			2009	2008
	Note		RMB million	RMB million

Property leasing and management services charges	(i	)	563	529
Telecommunications services charges	(ii	)	1,029	1,458
Interest paid/payable	(iii	)	362	636
Interconnection revenue	(iv	)	193	—
Interconnection charges	(iv	)	215	—
Leased line charges	(iv	)	10	—
Network capacity leasing fees	(v	)	53	—

Notes:

(i)	Property leasing and management services charges represent the rental and property management fees paid or payable to the CMCC Group in respect of business premises and offices, retail outlets and warehouses.

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (CONT’D)

(Expressed in Renminbi)

17.	RELATED PARTY TRANSACTIONS (CONT’D)

(a)	Transactions with CMCC Group (Cont’d)

Notes: (Cont’d)

(ii)	Telecommunications services charges represent the amounts paid or payable to CMCC Group for the telecommunications project planning, design and construction services; telecommunications line and pipeline construction services; and telecommunications line maintenance services.

(iii)	Interest paid/payable represents the interest paid or payable to China Mobile Hong Kong (BVI) Limited, the Company’s immediate holding company, in respect of the balance of purchase consideration for acquisitions of subsidiaries.

(iv)	The amounts represent settlement paid/payable to or received/receivable from China TieTong Telecommunications Corporation, a wholly-owned subsidiary of CMCC, in respect of interconnection settlement and lease line charges.

(v)	The amount represents leasing fees paid or payable to CMCC in respect of leasing of TD-SCDMA network capacity from the beginning of 1 January 2009.

(b)	Transactions with other state-controlled entities in the PRC

Apart from transactions with the CMCC Group (note 17(a)), the Group, a state-controlled enterprise, conducts certain business activities with enterprises directly or indirectly owned or controlled by the PRC government and governmental authorities and agencies (collectively referred to as “state-controlled entities”) in the ordinary course of business. These transactions primarily include providing communication services, rendering and receiving services, sales and purchase of goods and deposits with financial institutions, are carried out at terms similar to those that would be entered into with non-state-controlled entities and have been reflected in the financial statements. These transactions are conducted and settled in accordance with rules and regulations stipulated by related authorities of the PRC Government.

Set out below are the principal transactions and balances with state-controlled telecommunications operators and state-controlled financial institutions in the PRC:

(i)	Principal transactions with state-controlled telecommunications operators in the PRC:

	Six months ended 30 June
	2009	2008
	RMB million	RMB million

Interconnection revenue	7,010	6,503

Interconnection charges	9,307	9,921

Leased line charges	1,110	1,104

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (CONT’D)

(Expressed in Renminbi)

17.	Related party transactions (Cont’d)

(b)	Transactions with other state-controlled entities in the PRC (Cont’d)

(ii)	Principal balances with state-controlled telecommunications operators in the PRC:

	As at 30 June 2009	As at 31 December 2008
	RMB million	RMB million

Accounts receivable and other receivables	782	666

Accounts payable and other payables	1,471	1,237

(iii)	Principal transactions with state-controlled financial institutions in the PRC:

	Six months ended 30 June
	2009	2008
	RMB million	RMB million

Interest income	3,115	2,576

(iv)	Principal balances with state-controlled financial institutions in the PRC:

	As at 30 June 2009	As at 31 December 2008
	RMB million	RMB million

Deposits with banks	164,610	130,129

Cash and cash equivalents	87,195	85,805

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (CONT’D)

(Expressed in Renminbi)

18.	Commitments

(a)	Capital commitments

Capital commitments outstanding as at 30 June 2009 not provided for in the interim financial report were as follows:

	As at 30 June 2009	As at 31 December 2008
	RMB million	RMB million

Commitments in respect of land and buildings

— authorized and contracted for	2,867	2,863

— authorized but not contracted for	8,587	12,488

	11,454	15,351

Commitments in respect of telecommunications equipment

— authorized and contracted for	17,066	14,074

— authorized but not contracted for	43,499	72,650

	60,565	86,724

Total commitments

— authorized and contracted for	19,933	16,937

— authorized but not contracted for	52,086	85,138

	72,019	102,075

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (CONT’D)

(Expressed in Renminbi)

18.	Commitments (Cont’d)

(b)	Operating lease commitments

As at 30 June 2009, the total future minimum lease payments under non-cancelable operating leases are payable as follows:

	Land and buildings	Leased lines	Others	Total
	RMB million	RMB million	RMB million	RMB million

As at 30 June 2009

Within one year	3,676	575	536	4,787

After one year but within five years	7,844	1,235	819	9,898

After five years	2,866	214	294	3,374

	14,386	2,024	1,649	18,059

As at 31 December 2008

Within one year	3,797	905	517	5,219

After one year but within five years	7,998	1,499	455	9,952

After five years	2,977	436	127	3,540

	14,772	2,840	1,099	18,711

19.	POST BALANCE SHEET EVENT

After the balance sheet date the directors declared an ordinary interim dividend. Further details are disclosed in note 7(a).

20.	COMPARATIVE FIGURES

As a result of the application of IAS/HKAS 1 (revised 2007), Presentation of financial statements, and IFRIC/ HK(IFRIC) Interpretation 13, Customer loyalty programmes, certain comparative figures have been adjusted to conform to current period’s presentation and to provide comparative amounts in respect of items disclosed for the first time in 2009. Further details of these developments are disclosed in note 2.

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (CONT’D)

(Expressed in Renminbi)

21.	Possible impact of amendments, new standards and interpretations issued but not yet effective for the annual accounting period ending 31 December 2009

Up to the date of issue of this interim financial report, the IASB/HKICPA has issued a number of amendments, new standards and interpretations which are not yet effective for the accounting period ending 31 December 2009 and which have not been adopted in the interim financial report.

Of these developments, the following relate to matters that may be relevant to the Group’s operations and financial statements:

Effective for accounting periods beginning on or after

IAS/HKAS 27 (revised), Consolidated and separate financial statements	1 July 2009

IFRS/HKFRS 3 (revised), Business combinations	1 July 2009

Improvements to IFRSs/HKFRSs (2009)	1 July 2009/ 1 January 2010

The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far it has concluded that while the adoption of them may result in new or amended disclosures, it is unlikely to have a significant impact on the Group’s results of operations and financial position.

DISCUSSION OF SELECTED ITEMS IN THE INTERIM RESULTS

1.	Capital Expenditure

In the first half of 2009, the Group pursued investment principle of “Scientific planning, Strict management, Living within our means and Farsighted investment”, focused on strengthening project management and optimized resource allocation to support the overall development. The Group’s capital expenditure for the first half of 2009 was RMB62,832 million, representing 29.5 per cent. of operating revenue, which was mainly used for the construction of 2G/3G network, transmission facilities, business support system and infrastructure buildings and for the development of new technologies and new businesses. The capital expenditure was primarily financed by cash flow generated from operations. To ensure the investment effectiveness, the Group adopted a 2G/3G network integration strategy. During the first half of 2009, over 70 per cent. of the capital investment were compatible to 3G. The Group is committed to continuously pursuing rational investment and evaluating the cost-effectiveness of capital investment, with an aim to achieve low-cost, high-efficiency operation and to ensure favorable investment returns.

2.	Operating Expense

In the first half of 2009, while facing various challenges, such as the decline in macro-economic growth, increasing mobile telecommunications penetration rate and changing competitive landscape, the Group, under the cost-effective resource allocation principle of forward planning, effective resource allocation, rational investment and refined management, increased investments in sales promotion, customer care, channel construction and network optimization in order to support our sustainable business development, as well as to consolidate our global leadership position in respect of network, business, and services. The Group’s operating expenses for the first half of 2009 totaled RMB142,810 million, representing an increase of 13.4 per cent. over the same period of last year and accounting for 67.1 per cent. of operating revenue. With the continued growth of the business, the Company’s advantages of economies of scale continued to be realized. This was reflected through the decline of average operating expenses per user per month and average operating expenses per minute of usage by 6.4 per cent. and 5.2 per cent., respectively, despite the fact that there was an increase of 8.9 per cent., 18.9 per cent. and 19.5 per cent. in revenue, number of customers and voice usage volume, respectively, over the same period of last year.

DISCUSSION OF SELECTED ITEMS IN THE INTERIM RESULTS (CONT’D)

3.	Strong Cash Flow and Sound Capital Structure

The continued favorable growth in business and revenue, refined cost control measures, highly- efficient capital expenditure management, and the continuous effect of economies of scale generated strong cash flows for the Group. Free cash flow (net cash generated from operating activities after deduction of capital expenditure incurred) of the Group was RMB48,450 million for the six months ended 30 June 2009. As of 30 June 2009, the Group’s total cash and bank balances were RMB256,040 million, of which 98.9 per cent., 0.3 per cent. and 0.8 per cent. were denominated in RMB, U.S. dollar and Hong Kong dollar, respectively.

As of 30 June 2009, the Group’s debt to capitalization ratio (with capitalization representing the sum of total debt and total shareholders’ equity value) was approximately 6.9 per cent.. At the end of June 2009, the short-term and long-term borrowings of the Group totaled RMB34,644 million, representing a decrease of RMB1,088 million from the end of 2008. The financial position of the Group continued to remain at a sound level. Of the total borrowings, 31.8 per cent. was in RMB (consisting principally of RMB bonds), and 68.2 per cent. was in U.S. dollar (consisting principally of the balances of the deferred consideration for the acquisitions of the eight and the ten provincial telecommunications operators). Approximately 82.6 per cent. of the Group’s borrowings were made at floating interest rates. The effective average interest rate of borrowings of the Group was approximately 3.55 per cent. in the first half of 2009, whereas the interest coverage multiple (ratio of profit before interest and tax to interest expenses) amounted to 119 times.

The Group will continue to pursue prudent financial principle, adhere to efficient financial risk management, strive to maintain a robust cash generating capability, adopt wise resource allocation, maintain a sound debt profile and level, as well as reinforce and develop favorable economic benefits, with a view to generating returns for its shareholders continuously.

4.	Personnel Expense

The Group continued to strengthen its highly-efficient personnel management and incentive mechanism, adhere to the people-oriented principle and persistently enhance its human resource management. The Group has implemented a comprehensive budget management system and performance-based evaluation system, which helped to maintain its competitive advantage in terms of human resources while effectively controlling personnel expense. Personnel expense for the first half of 2009 was RMB10,126 million, representing 4.8 per cent. of the total operating revenue, which remained the same compared to the same period of last year. The Group had a total of 141,206 employees as of 30 June 2009.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES

During the six months ended 30 June 2009, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s listed securities.

AUDIT COMMITTEE

The Audit Committee reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial report matters, including the review of the unaudited interim report for the six months ended 30 June 2009.

COMPLIANCE WITH THE CODE PROVISIONS OF THE CODE ON CORPORATE GOVERNANCE PRACTICES

Throughout the six months ended 30 June 2009, other than the roles of the Chairman and the Chief Executive Officer being performed by Mr. Wang Jianzhou, the Company has complied with all the code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

Mr. Wang Jianzhou joined the Board of Directors of the Company in November 2004 and has been the Chairman and the Chief Executive Officer of the Company since his appointment to the Board. Mr. Wang is in charge of the overall management of the Company.

The Company considers that the combination of the roles of the Chairman and the Chief Executive Officer can promote the efficient formulation and implementation of the Company’s strategies which will enable the Group to grasp business opportunities efficiently and promptly. The Company considers that through the supervision of its Board and its Independent Non-executive Directors, a balancing mechanism exists so that the interests of the shareholders are adequately and fairly represented.

COMPLIANCE WITH THE MODEL CODE

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules, as amended. All directors have confirmed, following enquiry by the Company, that they have complied with the required standard set out in the Model Code throughout the period from 1 January 2009 to 30 June 2009.

CLOSURE OF REGISTER OF MEMBERS

The Board declared an interim dividend for the six months ended 30 June 2009 of HK$1.346 per share (before withholding and payment of PRC enterprise income tax) (the “2009 Interim Dividend”) to the shareholders of the Company.

The register of members of the Company will be closed from Wednesday, 16 September 2009 to Friday, 18 September 2009 (both days inclusive). During this period, no transfer of shares will be registered. In order to qualify for the 2009 Interim Dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s share registrar, Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Tuesday, 15 September 2009. The 2009 Interim Dividend will be paid on or about Wednesday, 30 September 2009 to those shareholders on the register of members on Friday, 18 September 2009 (the “Record Date”).

WITHHOLDING AND PAYMENT OF ENTERPRISE INCOME TAX FOR NON-RESIDENT ENTERPRISES IN RESPECT OF 2009 INTERIM DIVIDEND

Pursuant to the “Enterprise Income Tax Law of the People’s Republic of China”, the “Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” and the “Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management”, the Company is required to withhold and pay 10 per cent. enterprise income tax when it distributes the 2009 Interim Dividend to its non-resident enterprise shareholders. The withholding and payment obligation lies with the Company. In respect of all shareholders whose names appear on the Company’s register of members as at the Record Date who are not individuals (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organisations, which are all considered as non-resident enterprise shareholders), the Company will distribute the 2009 Interim Dividend after deducting enterprise income tax of 10 per cent.. The Company will not withhold and pay the income tax in respect of the 2009 Interim Dividend payable to any natural person shareholders whose names appear on the Company’s register of members as at the Record Date.

If any resident enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) listed on the Company’s register of members which is duly incorporated in the People’s Republic of China (the “PRC”) or under the laws of a foreign country (or a region) but with a PRC-based de facto management body, does not desire to have the Company withhold and pay the said 10 per cent. enterprise income tax, it shall lodge with Hong Kong Registrars Limited documents from its governing tax authority confirming that the Company is not required to withhold and pay enterprise income tax in respect of the dividend that it is entitled at or before 4:30 p.m. on Tuesday, 15 September 2009.

If anyone would like to change the identity of the holders in the register of members, please enquire about the relevant procedures with the nominees or trustees. The Company will withhold for payment of the enterprise income tax for its non-resident enterprise shareholders strictly in accordance with the relevant laws and requirements of the relevant government departments and adhere strictly to the information set out in the Company’s register of members on the Record Date. The Company assumes no liability whatsoever in respect of and will not entertain any claims arising from any delay in, or inaccurate determination of, the status of the shareholders or any disputes over the mechanism of withholding.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.

Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

PUBLICATION OF INTERIM RESULTS ON THE WEBSITE OF THE STOCK EXCHANGE OF HONG KONG LIMITED AND THE COMPANY

The 2009 Interim Report will be despatched to shareholders as well as made available on the HKExnews website of The Stock Exchange of Hong Kong Limited at http://www.hkexnews.hk and the website of the Company at http://www.chinamobileltd.com.

The 2009 interim financial information set out above does not constitute the Group’s statutory financial statements for the six months ended 30 June 2009 but is extracted from the financial statements for the six months ended 30 June 2009 to be included in the 2009 Interim Report.

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Wang Jianzhou, Mr. Zhang Chunjiang, Mr. Li Yue, Mr. Lu Xiangdong, Mr. Xue Taohai, Madam Huang Wenlin, Mr. Sha Yuejia, Mr. Liu Aili, Madam Xin Fanfei and Mr. Xu Long as executive directors, Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Dr. Moses Cheng Mo Chi as independent non- executive directors and Mr. Nicholas Jonathan Read as a non-executive director.